FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES Q4 AND YE RESULTS

Fiscal 2010 EBITDAS rises 3% to $3,209,000 or $0.83 Per Share

Fiscal 2010 Net Income Before Stock Based Compensation (SBC)
Rises 19% to $0.43 Per Share

Fiscal 2010 Net Income $0.00 Per Share

Vancouver, Canada, April 28, 2011, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, announces results for its fourth quarter and 2010 fiscal year ending February 28, 2011. All financial amounts are denominated in Canadian dollars, with all financial figures rounded to the nearest $000.

Q4 net income before stock based compensation (SBC) doubled to $313,000 or $0.09 per share versus $159,000 or $0.04 per share in the same quarter last year. 2010 fiscal year net income before SBC rose 17% to $1,676,000 or $0.43 per share as compared to $1,427,000 or $0.36 in fiscal 2009. Q4 net income was $95,000 or $0.03 per share versus net income of $100,000 or $0.03 per share in the same quarter of fiscal 2009.

As explained in our July 1, 2010 Q1 news release, the Company vested certain stock options granted during the year in order to dramatically reduce future SBC expenses and eliminate the volatility caused by the variable pricing formula mandated under GAAP using the Black Scholes model on those options. Therefore, YTD net income was $1,000 or $0.00 per share as compared to a net income of $1,178,000 or $0.30 last year.

Non-GAAP Net Income before SBC is determined as follows:

	Q4	Q4	Fiscal	Fiscal
	2010	2009	2010	2009

Net Income	$95,000	$100,000	$1,000	$1,178,000
Add back SBC	218,000	59,000	1,675,000	249,000
Net income before SBC	$313,000	$159,000	$1,676,000	$1,427,000

Non-GAAP Net Income per share before SBC are determined as follows:

	Q4	Q4	Fiscal	Fiscal
	2010	2009	2010	2009

Net Income per share	$0.03	$0.03	$0.00	$0.30
Add back SBC per share	0.06	0.01	0.43	0.06
Net Income per share before SBC	$0.09	$0.04	$0.43	$0.36

Pro-forma results for EBITDAS, as defined below, are determined as follows:

	Q4	Q4	Fiscal	Fiscal
	2010	2009	2010	2009

Net Income	$95,000	$100,000	$1,000	$1,178,000

Add back:
Interest	25,000	46,000	151,000	225,000
Depreciation and Amortization	181,000	184,000	701,000	729,000
Non-cash stock based compensation	218,000	59,000	1,675,000	249,000
Non-cash income tax expense	133,000	118,000	681,000	735,000

Total Add Backs	557,000	407,000	3,208,000	1,938,000

EBITDAS	$652,000	$507,000	$3,209,000	$3,116,000

EBITDAS per share reconciles to earnings per share as follows:

	Q4	Q4	Fiscal	Fiscal
	2010	2009	2010	2009

Net Income per share	$0.03	$0.03	$0.00	$0.30

Add back:
Interest	0.01	0.01	0.04	0.06
Depreciation and Amortization	0.05	0.05	0.18	0.18
Non-cash stock based compensation	0.06	0.01	0.43	0.06
Non-cash income tax expense	0.03	0.03	0.18	0.18

EBITDAS per share	$0.18	$0.13	$0.83	$0.78

Gross profit margin for the quarter was 40.2%, up from 34.6% in the same quarter last year. In Q4 the Company adjusted how it applied certain overhead and freight and warehousing costs, thereby increasing cost of goods sold and reducing SG&A costs.

Gross revenue for Q4 was $4,067,000, versus $4,982,000 last year. The decline in revenues is principally due to lower co-pack volume due to one-time business provided to the Company in Q4 last year. Fiscal 2010 revenue was $20,049,000 versus $22,173,000 in fiscal 2009.

Discounts, rebates and slotting fees were $30,000 in Q4, down from $328,000 in Q4 of the prior year. SG&A expenses were $1,237,000 in Q4 of fiscal 2010, versus $1,160,000 the previous year. The total amount of the SG&A increase was attributable to SBC charges. For fiscal 2010 discounts, rebates and slotting fees were $1,140,000 versus $1,646,000 in fiscal 2009.

As at year end the Company had cash and available credit totaling approximately $2,532,000.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, PureBlue®, PureRed®, PureBlack® and PureWhite® SuperJuices and BabyBlue® childrens’ superfruit blends via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Non-GAAP Measures
Any non-GAAP financial measures referenced in this release do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

EBITDAS is a non-GAAP financial measure. EBITDAS is defined as net income (loss) before income taxes, interest expense, depreciation and amortization and stock-based compensation. EBITDAS should not be construed as a substitute for net income (as determined in accordance with GAAP) for the purpose of analyzing operating performance, as EBITDAS is not defined by GAAP. However, the Company regards EBITDAS as a complement to net income and income before taxes.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Better Ingredients | Better Brands™
©2011 Leading Brands, Inc.

This news release is available at www.LBIX.com
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(table follows)

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME
(EXPRESSED IN CANADIAN DOLLARS)
	February 28,	February 28,
	2011	2010

Gross revenue	$20,048,942	$22,172,673
Less: Discounts, rebates and slotting fees	(1,139,911)	(1,646,440)
Net revenue	18,909,031	20,526,233

Expenses (Income)
Cost of sales	11,673,948	13,455,567
Selling, general & administration expenses	5,862,189	4,217,008
Depreciation and amortization	701,389	728,993
Interest expense	167,408	229,557
Loss on disposal of assets	4,238	8,515
Gain on contract settlements	(158,960)	-
Foreign exchange gain	(6,619)	(21,330)
Interest income	(15,997)	(5,066)
Total Expenses	18,227,596	18,613,244

Income before taxes	681,435	1,912,989
Income tax expense	(680,879)	(735,133)

Net income	556	1,177,856

Earnings per share
Basic and diluted	$0.00	$0.30

Weighted average common shares outstanding	3,853,866	3,980,202